FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 9, 2014

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports May 2014 Consolidated Revenue” dated June 9, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: June 9, 2014	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports May 2014 Consolidated Revenue

Issued by: AU Optronics Corp.
Issued on: June 09, 2014

Hsinchu, Taiwan, June 09, 2014 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced its unaudited consolidated revenue of NT$34,994 million for May 2014, up by 6.2% month-over-month and down by 8.6% year-over-year.

Shipments of large-sized panels(1) for LCD TV, desktop monitor, notebook PC, and other applications exceeded 9.96 million units in May 2014, an increase of 5.1% from the previous month. As for small-and-medium-sized panels, the shipments totaled around 15.00 million units, up by 14.5% month-over-month.

Sales Report: (Unit: NT$ million)
Net Sales	Consolidated(2)
May 2014	34,994
April 2014	32,952
MoM Change	6.2%
May 2013	38,300
YoY Change	(8.6%)
Jan to May 2014	161,748
Jan to May 2013	169,548
YoY Change	(4.6%)

(1) Large size refers to panels that are 10 inches and above in diagonal measurement while small and medium size refers to those below 10 inches.
(2) Unaudited, prepared by AUO based on Taiwan IFRS.
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ABOUT AU OPTRONICS
AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.5 inches to 75 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008. By building a vertically integrated high-efficiency solar value chain, AUO provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index for four consecutive years from 2010 to 2013. AUO generated consolidated revenues of NT$416,363 million (US$13,958 million) in 2013. For more information, please visit AUO.com.

* 2013 year end revenue converted at an exchange rate of NTD29.83:USD1

Safe Harbor Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on March 21st, 2014.

For more information, please contact:

Gwen Ting	Jessie Lee
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 7259	Tel: +886-3-5008800 ext 3206
Fax: +886-3-5772730	Fax: +886-3-5772730
Email: gwen.ting@auo.com	Email : jessie.jc.lee@auo.com

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